UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2016

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release - **AngloGold Ashanti Holdings Plc announces satisfaction of the conditions for the redemption of all of its outstanding 8.500% notes due 2020**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

27 July 2016

NEWS RELEASE

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES SATISFACTION OF THE CONDITIONS FOR THE REDEMPTION OF ALL OF ITS OUTSTANDING 8.500% NOTES DUE 2020

Douglas, Isle of Man – 27 July 2016

(NEWS RELEASE) -- AngloGold Ashanti Holdings plc (the "Company") today announced that it has borrowed $330,000,000 under the Company's $1,000,000,000 revolving credit facility which, together with available cash, it will use to pay the redemption price of, any additional amounts payable on and any accrued and unpaid interest on all of its outstanding 8.500% Notes due 2020 (the "Notes"). As a result, the refinancing condition (stated in the notice of redemption issued on 28 June 2016) has been satisfied, and the redemption of the Notes is expected to occur on 1 August 2016.

Ends

<u>Contacts</u>

<u>Media</u>

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	**cnthite@anglogoldashanti.com**
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	**sbailey@anglogoldashanti.com**
General inquiries		**media@anglogoldashanti.com**

<u>Investors</u>

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	**sbailey@anglogoldashanti.com**
Sabrina Brockman	**+1 212 858 7702 / +1 646 379 2555**	**sbrockman@anglogoldashanti.com**
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	**fmgidi@anglogoldashanti.com**

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 27, 2016

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance